EXHIBIT 99.1

Termination of class action

Golar LNG Limited (“Golar” or “the Company”) announced today that the putative class action lawsuit filed against the Company, its CEO and the former CEO of Hygo Energy Transition Ltd. and referred to in Golar’s interim results report released on November 30, 2020 has been dismissed. The Court has therefore ordered that the case be terminated.

Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements.  The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.  These statements involve known and unknown factors and are based upon a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in the prospectus supplement relating to the Offering and from time to time in the prospectus supplement relating to the Offering and from time to time in the reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  As a result, you are cautioned not to rely on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda
December 9, 2020
Enquiries:
Golar Management Limited: + 44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations